One Liberty Plaza

New York, NY 10006-1470

T: +1 212 225 2000

F: +1 212 225 3999

Clearygottlieb.com

WASHINGTON, D.C. • PARIS • BRUSSELS • LONDON • MOSCOW

FRANKFURT • COLOGNE • ROME • MILAN • HONG KONG

BEIJING • BUENOSAIRES • SĀO PAULO • ABU DHABI • SEOUL

VICTOR I. LEWKOW

LESLIE N. SILVERMAN

LEE C. BUCHHEIT

THOMAS J. MOLONEY

DAVID G. SABEL

JONATHAN I. BLACKMAN

MICHAEL L. RYAN

ROBERT P. DAVIS

YARON Z. REICH

RICHARD S. LINCER

STEVEN G. HOROWITZ

JAMES A. DUNCAN

STEVEN M. LOEB

CRAIG B. BROD

EDWARD J. ROSEN

NICOLAS GRABAR

CHRISTOPHER E. AUSTIN

SETH GROSSHANDLER

HOWARD S. ZELBO

DAVID E. BRODSKY

ARTHUR H. KOHN

RICHARD J. COOPER

JEFFREY S. LEWIS

PAUL J. SHIM

STEVEN L. WILNER

ERIKA W. NIJENHUIS

ANDRES DE LA CRUZ

DAVID C. LOPEZ

JAMES L. BROMLEY

MICHAEL A. GERSTENZANG

LEWIS J. LIMAN

LEV L. DASSIN

NEIL Q. WHORISKEY

JORGE U. JUANTORENA

MICHAEL D. WEINBERGER

DAVID LEINWAND

DIANA L. WOLLMAN

JEFFREY A. ROSENTHAL

ETHAN A. KLINGSBERG

MICHAEL D. DAYAN

CARMINE D. BOCCUZZI, JR.

JEFFREY D. KARPF

KIMBERLY BROWN BLACKLOW

ROBERT J. RAYMOND

SUNG K. KANG

LEONARD C. JACOBY

SANDRA L. FLOW

FRANCISCO L. CESTERO

FRANCESCA L. ODELL

WILLIAM L. MCRAE

JASON FACTOR

JOON H. KIM

MARGARET S. PEPONIS

LISA M. SCHWEITZER

JUAN G. GIRALDEZ

DUANE MCLAUGHLIN

BREON S. PEACE

MEREDITH E. KOTLER

CHANTAL E. KORDULA

BENET J O’REILLY

ADAM E. FLEISHER

SEAN A. O’NEAL

GLENN P. MCGRORY

MATTHEW P. SALERNO

MICHAEL J. ALBANO

VICTOR L. HOU

ROGER A. COOPER

AMY R. SHAPIRO

JENNIFER KENNEDY PARK

ELIZABETH LENAS

LUKE A. BAREFOOT

PAMELA L. MARCOGLIESE

PAUL M. TIGER

JONATHAN S. KOLODNER

DANIEL ILAN

MEYER H. FEDIDA

ADRIAN R. LEIPSIC

ELIZABETH VICENS

ADAM J. BRENNEMAN

ARI D. MACKINNON

JAMES E. LANGSTON

JARED GERBER

COLIN D. LLOYD

COREY M. GOODMAN

RISHI ZUTSHI

JANE VANLARE

DAVID H. HERRINGTON

KIMBERLY R. SPOERRI

AARON J. MEYERS

DANIEL C. REYNOLDS

ABENA A. MAINOO

HUGH C. CONROY, JR.

  RESIDENT PARTNERS

SANDRA M. ROCKS

S. DOUGLAS BORISKY

JUDITH KASSEL

DAVID E. WEBB

PENELOPE L. CHRISTOPHOROU

BOAZ S. MORAG

MARY E. ALCOCK

HEIDE H. ILGENFRITZ

KATHLEEN M. EMBERGER

WALLACE L. LARSON, JR.

AVRAM E. LUFT

ANDREW WEAVER

HELENA K. GRANNIS

JOHN V. HARRISON

CAROLINE F. HAYDAY

RAHUL MUKHI

NEIL R. MARKEL

HUMAYUN KHALID

KENNETH S. BLAZEJEWSKI

ANDREA M. BASHAM

LAURA BAGARELLA

SHIRLEY M. LO

  RESIDENT COUNSEL

LOUISE M. PARENT

  OF COUNSEL

April 6, 2018

VIA EDGAR CORRESPONDENCE

Mr. Corey Jennings

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: República	Oriental del Uruguay

Registration Statement under Schedule B

Filed March 6, 2018

File No. 333-223463

Annual Report for 2016 Filed under Form 18-K

Filed May 24, 2017

File No. 333-07128

Dear Mr. Jennings:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 3, 2018 (the “April 3 letter”), regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2016 (the “18-K”) of the Republic of Uruguay (the “Republic” or “Uruguay”). With this letter, Uruguay is filing Amendment No. 1 to Uruguay’s 18-K (“18-K/A”) setting forth information consistent with its undertaking to reflect, during any period in which offers or sales are being made, in the prospectus (or a report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference) any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your April 3 letter, and provided responses immediately below the comments. Capitalized terms used but not defined shall have the meaning set forth in the 18-K.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Schedule B

General

1. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data, including, for example, in the following areas:

•	The data between 2013 and 2016 referenced as preliminary in the summary chart on page D-5 of the Form 18-K filed on May 24, 2017; and

In response to the Staff’s comment, the Republic has advised that information for 2013, 2014 and 2015 is no longer preliminary and that it has included in the 18-K/A a summary chart setting forth the most recent statistical data available (marking as preliminary only information set forth in the chart that as of the date of the 18 K/A is not yet final, which does not include information for 2013, 2014 or 2015).

•	The bonds and loans whose maturity date has passed under “Public Sector Debt” in the Form 18-K filed on May 24, 2017.

In response to the Staff’s comment, the Republic has advised that it will delete references to bonds and loans that have matured and been repaid in its annual report for 2017 that the Republic intends to file under Form 18-K by no later than October 2018, as undertaken in its letter to the Securities and Exchange Commission dated February 24, 2005. The Republic respectfully submits that since the updated information would not constitute a “fundamental change”, its approach is in accordance with Item 3 of Form 18-K, which requires “A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.”

Schedule B

Meetings, Amendments, and Waivers, page 10

2. Please include discussion of the requirements for a quorum for meetings.

In response to the Staff’s comment, the Republic notes that the indenture dated as of October 27, 2015, the form of which was filed with the SEC on October 19, 2015 as an Exhibit to Form 18-K/A to the Republic’s annual report for the fiscal year dated December 31, 2014 (File No. 333-07128), contains no quorum requirement for bondholders’ meetings. The requisite consent to an amendment of the terms and conditions of any series of bonds issued under the indenture, whether at a bondholders’ meeting or by written consent, is determined solely by reference to the outstanding principal amount of the relevant series of bonds.

Where You Can Find More Information, page 28

3. Please include the file number associated with annual reports incorporated by reference under this heading.

In response to the Staff’s comment, the Republic will include the file number associated with annual reports in any prospectus supplement filed in connection with any offering made under the Registration Statement and in any future base prospectus that the Republic files with the SEC as part of a shelf registration statement.

***

We are grateful for your assistance in this matter. Please do not hesitate to call me at 1 (212) 225 2208 or +54 11 5556 8901 with any questions that you may have with respect to the foregoing.

Very truly yours,

By: /s/ Andrés de la Cruz
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP

3